

September 8, 2023

Hung To Pau, Ph.D.
Chief Executive Officer
Advanced Biomed Inc.
689-87 Xiaodong Road
Yongkang District
Tainan, Taiwan

> **Re: Advanced Biomed Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed August 28, 2023**
> **File No. 333-272110**

Dear Hung To Pau:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2023 letter.

Form S-1/A Filed August 28, 2023

China's Cancer Early Screening Market, page 69

1. We reference comment 27 from our comment letter dated December 27, 2022 and note your statement that "China's early screening market is growing steadily, and the scale is expected to exceed USD 23.6 billion in three years." Please revise to cite the source of this estimate or expectation and explain the basis therefor.

Enforceability of Civil Liabilities, page 123

2. We reference comment 17 from our comment letter dated March 17, 2023. Please revise to state the jurisdiction where each of the Company's directors are located.

Financial Statements, page F-1

3.   Please update your financial statements and corresponding financial information to include audited financial statements for the year ended June 30, 2023. Refer to Rule 8-08 of Regulation S-X.

  You may contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-7153 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Industrial Applications and
                                    Services

cc: Fang Liu, Esq.